                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934

                    (Amendment No.    4   )*


                     Publix Super Markets, Inc.
                        (Name of Issuer)

             Common Stock, Par Value $1.00 Per Share
                 (Title of Class of Securities)


                              None
                         (CUSIP Number)



Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















                       Page 1 of 4 Pages

                          SCHEDULE 13G
CUSIP  No.     None                             Page 2 of 4 Pages



1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Carol Barnett


2    Check the Appropriate Box if A Member of a Group*

                                                            (a)

                                                            (b)

3    SEC Use Only




4    Citizenship or Place of Organization

     United States


Number of
Shares              5    Sole Voting Power             10,743,357
Beneficially
Owned By            6    Shared Voting Power            1,248,255
Each
Reporting           7    Sole Dispositive Power        10,743,357
Person
With                8    Shared Dispositive Power       1,248,255


9    Aggregate Amount Beneficially Owned by Each Reporting Person

     11,991,612


10   Check  Box  if  the  Aggregate Amount in  Row  (9)  Excludes
     Certain Shares*




11   Percent of Class Represented by Amount in Row 9

     5.51%


12   Type of Reporting Person*

     IN

Continuation of Schedule 13G                       Page 3 of 4 Pages


This statement is the fourth amendment to a statement on Schedule
13G  filed  with  the  Securities  and  Exchange  Commission   on
February 10, 1993 by Carol Barnett.

The undersigned hereby amends Item 4 of the third amendment to read as follows.


Item 4.  Ownership

As of December 31, 1997, the Filing Person was the "beneficial owner", as that term is defined under Rule 13d-3 under the Securities Act of 1934, of a total of 11,991,612 shares of the Company's common stock or approximately 5.51% of the total outstanding shares of the Company's common stock.

The filing person has sole voting and dispositive power with respect to 10,743,357 shares and shared voting and dispositive power with respect to 1,248,255 shares held in the Barnett Limited Partnership. The filing person and Hoyt R. Barnett, her husband, are the General Partners of the Partnership. Hoyt R. Barnett is in residence at 5815 Live Oak Road, Lakeland, Florida 33813 and is a United States Citizen.

Changes that have occurred since the filing of the third amendment to the initial statement in the number of shares voted individually or with shared voting power and the number of shares owned individually or with shared dispositive power are reflected on Schedule 1, attached hereto.

Continuation of Schedule 13G                    Page 4 of 4 Pages



                           SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this
Schedule is true, complete and correct.





                               /s/ Carol Barnett
                              ------------------
                              Carol Barnett


Date: February 12, 1998

                           SCHEDULE 1

                 Shares owned by Carol Barnett



                  Shares           Shares           Price         Description of
   Date          Acquired       Disposed Of    (If Applicable)      Transaction
   ----          --------       -----------    ---------------    --------------------
   5/97                           12,234                          Distribution from
                                                                  Barnett L.P. to
                                                                  certain partners

   8/97                          260,870            $23.00        sale

   8/97                           22,393                          gifted

   9/97                            7,827                          Distribution from
                                                                  Barnett L.P. to
                                                                  certain partners

  12/97                            4,301                          gifted
                                 -------
                                 307,625
                                 =======
